12014147

AB 3/11

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2011 ENDING December 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Laidlaw & Company (UK) Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 31st Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oseas Zuluaga — 212-697-5200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company
(Name – if individual, state last, first, middle name)

10 Cuttter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/10

OATH OR AFFIRMATION

I, Matthew Eitner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Laidlaw & Company (UK) Ltd., as of

December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Laidlaw & Company (UK) Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. as of December 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laidlaw & Company (UK) Ltd. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 19, 2012

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 2,149,675
Due from broker	157,741
Securities owned	103,384
Property and equipment, net	265,500
Other assets	1,848,697
	$ 4,524,997

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 1,196,811
Income taxes payable	259,000
Note payable	105,000
	1,560,811

Stockholder's equity

Common stock, $1.64 par value; 687,241 ordinary shares authorized and outstanding	999,455
Paid-in capital	1,949,776
Retained earnings	14,955
	2,964,186
	$ 4,524,997

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commissions	$ 16,742,374
Investment banking and fee income	8,063,721
Other income	3,558,421
	28,364,516
EXPENSES	
Commissions and clearing charges	10,753,663
Salaries and payroll costs	4,530,149
Occupancy costs	1,728,244
Operating expenses	10,222,297
	27,234,353
NET INCOME BEFORE INCOME TAXES	1,130,163
INCOME TAXES	273,945
NET INCOME	$ 856,218

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net income	$ 856,218
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	159,909
Changes in assets and liabilities:	
Due from broker	317,979
Due from affiliates	(24,653)
Securities owned	528,558
Other assets	(897,806)
Deferred revenue	(200,000)
Income taxes payable	259,000
Accounts payable and accrued expenses	90,234
Total adjustments	233,221
Net cash provided by operating activities	1,089,439
Cash flows from investing activities	
Proceeds from note payable	74,500
Cash payments for the purchase of property and equipment	(74,168)
Net cash used in investing activities	332
NET CHANGE IN CASH	1,089,771
CASH - BEGINNING	1,059,904
CASH - END	$ 2,149,675

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ 14,945

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 999,455	$ 1,949,776	$ (841,263)	$ 2,107,968
Paid-in capital	-	-	-	-
Net income	-	-	856,218	856,218
Balance - end	$ 999,455	$ 1,949,776	$ 14,955	$ 2,964,186

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) Ltd. (the "Company") is organized to be active in various aspects of the securities industry. The Company is incorporated in the United Kingdom as a Private Limited company. The Company has offices in London (United Kingdom), New York, Texas, Florida and California and its customers are located throughout the United States and the United Kingdom. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2011.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Securities owned are recorded at current market value.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. There are no material differences between currently payable income taxes and deferred income taxes.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United Kingdom and the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets and liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year-end rates of exchange, while the income statement accounts are translated at the average rate of exchange for the year.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Sterne, Agee & Leach, Inc. ("Sterne, Agee"), located in Birmingham, Alabama. The Company's clearing and execution agreement provides that Sterne, Agee's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Sterne, Agee records customer transactions on a settlement date basis, which is generally three business days after the trade date. Stern, Agee is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Sterne, Agee may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Sterne, Agee is charged back to the Company.

The Company, in conjunction with Sterne, Agee, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Sterne, Agee establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

3. FAIR VALUE MEASUREMENT

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ -	$ -	$ 103,384	$ 103,384

Level 3 Change in Financial Assets and Liabilities

	Beginning Balance	Realized Gains (Losses)	Purchases, Issuances and Settlements	Ending Balance
Assets				
Equity securities	$ 631,943	$ -	$ (528,559)	$ 103,384

4. SECURITIES OWNED

Securities owned, at fair value consists of $103,384 invested in common stock.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2011:

Leasehold improvement	$ 722,166
Computer equipment	283,550
Furniture and fixtures	176,585
	1,182,301
Less: accumulated depreciation and amortization	(916,801)
	$ 265,500

Depreciation and amortization expense was approximately $160,000 for the year ended December 31, 2011.

6. INCOME TAXES

Income taxes were calculated after the utilization of a net operating loss carry-forward of $668,000. Income tax consists of the following:

Federal	$ 179,000
State and local	80,000
	$ 259,000

7. FOREIGN CURRENCY TRANSLATIONS

The Company's operation in London, United Kingdom had no revenue and had direct expense of approximately $268,000, resulting in a net loss of approximately $268,000. The Company has assets of approximately $26,000 that are subject to foreign currency fluctuations.

There were no gains resulting from foreign currency transactions.

8. RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees in the United States. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. There were no Company contributions to the plan during the year ended December 31, 2011.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and certain equipment under various non-cancellable operating leases. The leases expire through April 30, 2019 and the leases call for monthly payments and specified escalations on the office leases. Rent expense for the year ended December 31, 2011 was approximately $1,728,000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2011 are as follows:

Year ending December 31	
2012	$ 774,000
2013	209,000
2014	191,000
2015	197,000
2016	199,000
2017 and thereafter	335,000
	$ 1,905,000

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne, Agee. Sterne, Agee carries all of the accounts of such customers and maintains and preserves such books and records.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $793,648 which was $689,589 in excess of its required net capital of $104,059. The Company had a percentage of aggregate indebtedness to net capital of 197% as of December 31, 2011.

The Company is also subject to The Securities and Futures Authority ("SFA") Financial Resources Requirement in the United Kingdom.

12. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2011 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2011

LAIDLAW & COMPANY (UK) LTD. **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL	
Stockholder's equity	$ 2,964,186
Deductions and/or charges:	
Non-allowable assets	2,169,328
Net capital before undue concentration and haircuts on securities positions	794,858
Haircuts on securities	1,210
NET CAPITAL	$ 793,648
AGGREGATE INDEBTEDNESS	$ 1,560,811
MINIMUM NET CAPITAL REQUIRED (6 2/3 % OF AGGREGATE INDEBTEDNESS)	$ 104,059
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 689,589
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	197%

Reconciliation with the Company's computation (included in Part II of Form X17A-5) as of December 31, 2011:

Net capital, as reported in Company's part II (unaudited) Focus report	$ 1,082,981
Correction of allowable assets and other adjustments	(289,333)
Net Capital, per above	$ 793,648

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Laidlaw & Company (UK) Ltd.
New York, New York

In planning and performing our audit of the financial statements of Laidlaw & Company (UK) Ltd. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 19, 2012

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders
Laidlaw & Company (UK) Ltd.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Laidlaw & Company (UK) Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Laidlaw & Company (UK) Ltd. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Laidlaw & Company (UK) Ltd.'s management is responsible for Laidlaw & Company (UK) Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 19, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053731 FINRA DEC
LAIDLAW & COMPANY (UK) LTD 7*7
ATTN: OSEAS ZULUAGA
90 PARK AVE 39TH FL
NEW YORK NY 10016-1301

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 65,963

B. Less payment made with SIPC-6 filed (exclude interest) (35,628)

____
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 30,335

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 30,335

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAIDLAW & COMPANY (UK) LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EXECUTIVE VP FINANCE
(Title)

Dated the 16 day of 2, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2011 and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 28,381,483
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	277,805
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	26,363
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	1,492,939
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 198,990	
Enter the greater of line (i) or (ii)	198,990
Total deductions	1,996,096
2d. SIPC Net Operating Revenues	$ 26,385,387
2e. General Assessment @ .0025	$ 65,963

(to page 1, line 2.A.)

LAIDLAW & COMPANY (UK) LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

REPORT ON SIPC ASSESSMENT

DECEMBER 31, 2011